UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CHINA DIGITAL TV HOLDING CO., LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE

(Title of Class of Securities)

16938G 107 (1)

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

CUSIP No. 16938G 107	Page 2 of 11

1	Names of Reporting Persons SB ASIA INFRASTRUCTURE FUND L.P.

2	Check the Appropriate Box if a Member of a Group (a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,496,932 ORDINARY SHARES

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 9,496,932 ORDINARY SHARES

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned By Each Reporting Person 9,496,932 ORDINARY SHARES

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 16.6% (1)

12	Type of Reporting Person PN

(1)	Based on 57,296,932 Ordinary Shares outstanding following the full exercise of the underwriters’ over-allotment option as reported by the Issuer in a prospectus that it filed with the SEC on October 5, 2007.
CUSIP No. 16938G 107	Page 3 of 11

1	Names of Reporting Persons SB ASIA PACIFIC PARTNERS L.P.

2	Check the Appropriate Box if a Member of a Group (a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,496,932 ORDINARY SHARES (2)

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 9,496,932 ORDINARY SHARES (2)

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned By Each Reporting Person 9,496,932 ORDINARY SHARES (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 16.6% (3)

12	Type of Reporting Person PN

(2)	This figure includes 9,496,932 Ordinary Shares held directly by SB Asia Infrastructure Fund L.P., the general partner of which is SB Asia Pacific Partners L.P.

(3)	Based on 57,296,932 Ordinary Shares outstanding following the full exercise of the underwriters’ over-allotment option as reported by the Issuer in a prospectus that it filed with the SEC on October 5, 2007.
CUSIP No. 16938G 107	Page 4 of 11

1	Names of Reporting Persons SB ASIA PACIFIC INVESTMENTS LIMITED

2	Check the Appropriate Box if a Member of a Group (a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,496,932 ORDINARY SHARES (4)

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 9,496,932 ORDINARY SHARES (4)

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned By Each Reporting Person 9,496,932 ORDINARY SHARES (4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 16.6% (5)

12	Type of Reporting Person CO

(4)	This figure includes 9,496,932 Ordinary Shares held directly by SB Asia Infrastructure Fund L.P., the general partner of which is SB Asia Pacific Partners L.P., the general partner of which is SB Asia Pacific Investments Limited.

(5)	Based on 57,296,932 Ordinary Shares outstanding following the full exercise of the underwriters’ over-allotment option as reported by the Issuer in a prospectus that it filed with the SEC on October 5, 2007.
CUSIP No. 16938G 107	Page 5 of 11

1	Names of Reporting Persons ASIA INFRASTRUCTURE INVESTMENTS LIMITED

2	Check the Appropriate Box if a Member of a Group (a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,496,932 ORDINARY SHARES (6)

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 9,496,932 ORDINARY SHARES (6)

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned By Each Reporting Person 9,496,932 ORDINARY SHARES (6)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 16.6% (7)

12	Type of Reporting Person CO

(6)	This figure includes 9,496,932 Ordinary Shares held directly by SB Asia Infrastructure Fund L.P., the general partner of which is SB Asia Pacific Partners L.P., the general partner of which is SB Asia Pacific Investments Limited; the sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited.

(7)	Based on 57,296,932 Ordinary Shares outstanding following the full exercise of the underwriters’ over-allotment option as reported by the Issuer in a prospectus that it filed with the SEC on October 5, 2007.
CUSIP No. 16938G 107	Page 6 of 11

1	Names of Reporting Persons SB FIRST SINGAPORE PTE. LTD.

2	Check the Appropriate Box if a Member of a Group (a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,496,932 ORDINARY SHARES (8)

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 9,496,932 ORDINARY SHARES (8)

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned By Each Reporting Person 9,496,932 ORDINARY SHARES (8)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 16.6% (9)

12	Type of Reporting Person C0

(8)	This figure includes 9,496,932 Ordinary Shares held directly by SB Asia Infrastructure Fund L.P., the general partner of which is SB Asia Pacific Partners L.P., the general partner of which is SB Asia Pacific Investments Limited; the sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd.

(9)	Based on 57,296,932 Ordinary Shares outstanding following the full exercise of the underwriters’ over-allotment option as reported by the Issuer in a prospectus that it filed with the SEC on October 5, 2007.
CUSIP No. 16938G 107	Page 7 of 11

1	Names of Reporting Persons SOFTBANK CORP.

2	Check the Appropriate Box if a Member of a Group (a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,496,932 ORDINARY SHARES (10)

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 9,496,932 ORDINARY SHARES (10)

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned By Each Reporting Person 9,496,932 ORDINARY SHARES (10)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 16.6% (11)

12	Type of Reporting Person C0

(10)	This figure includes 9,496,932 Ordinary Shares held directly by SB Asia Infrastructure Fund L.P., the general partner of which is SB Asia Pacific Partners L.P., the general partner of which is SB Asia Pacific Investments Limited; the sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd., the sole shareholder of which is SOFTBANK Corp.

(11)	Based on 57,296,932 Ordinary Shares outstanding following the full exercise of the underwriters’ over-allotment option as reported by the Issuer in a prospectus that it filed with the SEC on October 5, 2007.
CUSIP No. 16938G 107	Page 8 of 11

ITEM 1(a)	Name of Issuer: China Digital TV Holding Co., Ltd.

ITEM 1(b)	Address of Issuer’s Principal Executive Offices: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

ITEM 2(a)	Name of Person Filing:

SB Asia Infrastructure Fund L.P., a Cayman Islands limited partnership (the “SB Asia Fund”), SB Asia Pacific Partners L.P., a Cayman Islands limited partnership (the “SB Asia GP”), SB Asia Pacific Investments Limited, a Cayman Islands corporation (“SB Investments”), Asia Infrastructure Investments Limited, a Cayman Islands corporation (“Asia Investments”), SB First Singapore Pte. Ltd., a Singapore corporation (“SB Singapore”) and SOFTBANK Corp., a Japanese corporation (“SOFTBANK” and, together with SB Asia Fund, the SB Asia GP, SB Investments, Asia Investments and SB Singapore, the “Reporting Persons”). The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2(b),(c)	Address of Principal Executive Office or, If None, Residence; Citizenship of Reporting Persons

The principal business address of the SB Asia Fund is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. The SB Asia Fund is a Cayman Islands limited partnership.

The principal business address of the SB Asia GP is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. The SB Asia GP is a Cayman Islands limited partnership.

The principal business address of SB Investments is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Investments is a Cayman Islands corporation.

The principal business address of Asia Investments is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. Asia Investments is a Cayman Islands corporation.

The principal business address of SB Singapore is 8 Cross Street, #11-00 PwC Building, Singapore 048424. SB Singapore is a Singapore corporation.

The principal business address of SOFTBANK is Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo 105-7303. SOFTBANK is a Japanese corporation.

ITEM 2(d)	Title of Class of Securities: Ordinary Shares

Item 2 (e)	CUSIP Number: 16938G 107 (1)

CUSIP No. 16938G 107	Page 9 of 11

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

ITEM 3.	Statement Filed Pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c): Not applicable

ITEM 4.	Ownership

(a)	Amount Beneficially Owned:

SOFTBANK SB Singapore Asia Investments SB Investments SB Asia GP SB Asia Fund	9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares

(b)	Percent of Class:

SOFTBANK SB Singapore Asia Investments SB Investments SB Asia GP SB Asia Fund	16.6% 16.6% 16.6% 16.6% 16.6% 16.6%

(c)	Number of shares as to which such person has: (i) sole power to vote or direct the vote:

SOFTBANK SB Singapore Asia Investments SB Investments SB Asia GP SB Asia Fund	9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares

(ii) shared power to vote or direct the vote:

SOFTBANK SB Singapore Asia Investments SB Investments SB Asia GP SB Asia Fund	0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares
CUSIP No. 16938G 107	Page 10 of 11

(iii) sole power to dispose or to direct the disposition of:

SOFTBANK SB Singapore Asia Investments SB Investments SB Asia GP SB Asia Fund	9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares 9,496,932 Ordinary Shares

(iv) shared power to dispose or to direct the disposition of:

SOFTBANK SB Singapore Asia Investments SB Investments SB Asia GP SB Asia Fund	0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares 0 Ordinary Shares

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [_]

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 9.	Notice of Dissolution of Group Not applicable.

ITEM 10.	Certifications Not applicable.

CUSIP No. 16938G 107	Page 11 of 11

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 14, 2008

SOFTBANK CORP. By: /s/ Steven J. Murray Name: Steven J. Murray Title: Attorney-in-Fact	SB FIRST SINGAPORE PTE. LTD. By: /s/ Steven J. Murray Name: Steven J. Murray Title: Attorney-in-Fact

ASIA INFRASTRUCTURE INVESTMENTS LIMITED By: /s/ Ronald D. Fisher Name: Ronald D. Fisher Title: Director	SB ASIA PACIFIC INVESTMENTS LIMITED By: /s/ Ronald D. Fisher Name: Ronald D. Fisher Title: Director

SB ASIA PACIFIC PARTNERS L.P. By: /s/ Ronald D. Fisher Name: Ronald D. Fisher Title: Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P.	SB ASIA INFRASTRUCTURE FUND L.P.

By: /s/ Ronald D. Fisher
Name:   Ronald D. Fisher
Title:  Director of SB Asia Pacific
Investments Limited, which is
the General Partner of SB Asia
Pacific Partners L.P. which is
the General Partner of SB Asia
Infrastructure Fund L.P.